Exhibit 99.1

Annual General Meeting in IDEX Biometrics Held on 12 May 2022

IDEX Biometrics ASA held its annual general meeting on 12 May 2022. 338.2 million shares or 33% of the capital was represented at the meeting.

All resolutions were passed as proposed in the notice of the meeting.

Following the annual general meeting, the board that was elected at the annual general meeting 2021, continues for the second year of its term:

Morten Opstad, chair

Larry Ciaccia, deputy chair

Board members: Deborah Davis, Hanne Høvding Annika Olsson, Tom Quindlen, and Steve Skaggs.

The minutes of the meeting will be available at the company’s web site, www.idexbiometrics.com, in due course.

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics